
02041021


RECD S.E.C.
JUN 13 2002
1086

**FORM 6-K**

**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**Special Report of Foreign Issuer**

Pursuant to Rule 13a-16 or 15d-16 of
the Securities and Exchange Act of 1934

For the date of June 13, 2002



**SIGNET GROUP plc**

(Translation of registrant's name into English)

**Zenith House**
**The Hyde**
**London NW9 6EW**
**England**

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

Embargoed until 7.30 a.m. (BST)
Signet Group plc (LSE: SIG, Nasdaq NMS: SIGY)

13 June 2002

# SIGNET REPORTS PROFIT GROWTH IN FIRST QUARTER

Signet Group plc (LSE: SIG and NASDAQ NMS: SIGY), the world's largest speciality retail jeweller, today announced its first quarter results for the 13 week period 3 February to 4 May 2002.

**Group**

Group profit before tax rose to £23.9 million in the first quarter (Q1 2001/02: £17.9 million). Group sales advanced by 13.5% (12.4% at a constant exchange rate) to £354.8 million (Q1 2001/02: £312.5 million), with like for like sales increasing by 6.8%. Group operating profit rose to £28.5 million (Q1 2001/02: £23.0 million) and operating margin improved to 8.0% (Q1 2001/02: 7.4%). Earnings per share increased to 0.9p (Q1 2001/02: 0.7p); as anticipated the tax rate increased to 35.5% (Q1 2001/02: 34.5%).

**United States (circa 71% of Group annual sales)**

The US business saw a higher level of marketing activity in the period and again outperformed the jewellery sector. Operating profit rose by 16.0% to £27.5 million (Q1 2001/02: £23.7 million), helped by the timing of a marketing event that occurred in the first quarter of the current year but in the second quarter of the prior year. This event benefited operating profit by approximately £1.5 million. Total sales increased by 15.2% to £267.3 million (Q1 2001/02: £232.1 million), lifted by approximately 3% as a result of the inclusion of the marketing event. The like for like sales increase of 6.6% includes the event in both years and is therefore unaffected. At constant exchange rates operating profit increased by 14.6% and sales by 13.6%. As anticipated the gross margin eased, reflecting changes in the sales mix as experienced in the fourth quarter of last year. The bad debt ratio was slightly lower than in the first quarter of last year. The operating margin was 10.3% (Q1 2001/02: 10.2%).

**United Kingdom (circa 29% of Group annual sales)**

The UK business again performed strongly. Operating profit improved by £1.7 million to £2.4 million (Q1 2001/02: £0.7 million) and sales for the period rose by 8.8% to £87.5 million (Q1 2001/02: £80.4 million), the like for like increase being 7.4%. H.Samuel like for like sales rose by 3.9%. Ernest Jones like for like sales increased by 13.3%, continuing to benefit from the trend towards aspirational products such as diamonds and luxury watches. Gross margin was ahead of last year's level and the operating margin was 2.7% (Q1 2001/02: 0.9%).

**Group Costs, Financial Items and Net Debt**

Group costs were unchanged at £1.4 million. Net interest payable was £4.6 million (Q1 2001/02: £5.1 million), the reduction reflecting the lower level of net debt which at 4 May 2002 was £180.6 million (28 April 2001: £258.6 million).

**Comment**

Terry Burman, Group Chief Executive, commented "The Group has made a good start to the year with like for like sales growth of 6.8% and a further advance in profit before tax.

Our US business had a very encouraging quarter, capitalising on its competitive strengths, and again increased market share. The trading environment in the US showed some improvement although economic indicators are still inconsistent and the outlook somewhat uncertain.

The UK business continued to perform well. The ongoing focus on increasing store productivity has driven a further improvement in operating profit. Trading conditions remain favourable although growth in consumer expenditure may moderate during the course of the year."

| **Enquiries:** | **Terry Burman, Group Chief Executive** | **+44 (0) 20 7547 2249** |
|---|---|---|
| | **Walker Boyd, Group Finance Director** | **+44 (0) 20 75472249** |
| | | |
| | **Mike Smith, Brunswick** | **+44 (0) 20 7404 5959** |
| | **Tim Grey, Brunswick** | **+44 (0) 20 7404 5959** |

A conference call for all interested parties will take place today at 3.00 p.m. (BST).

| | | |
|---|---|---|
| European dial-in: | +44 (0) 20 8240 8243 | Password: "Signet" |
| European 48 hr replay: | +44 (0) 20 8288 4459 | Access code: 635882 |
| | | |
| US dial-in: | +1 303 224 6999 | Password: "Signet" |
| US 48 hr replay: | +1 303 804 1855 | Access code: 1837263 |

The second quarter sales performance for the 13 weeks ending 3 August 2002 is expected to be announced on Thursday 8 August 2002.

*Signet operated 1,639 speciality retail jewellery stores at 4 May 2002; these included 1,035 stores in the US, where the Group trades as "Kay Jewelers", "Jared The Galleria Of Jewelry" and under a number of regional names. At that date Signet operated 604 stores in the UK, where the Group trades as "H.Samuel", "Ernest Jones" and "Leslie Davis". Further information on Signet is available at www.signetgroupplc.com*

*This release includes certain forward-looking information that is based upon management's beliefs as well as on assumptions made by, and data currently available to, management. This information, which has been, or in the future may be, included in reliance on the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, is subject to a number of risks and uncertainties, including but not limited to the factors identified in the Company's filings with the U.S. Securities and Exchange Commission, including its 2001/02 Annual Report on Form 20-F filed with the Commission on May 16, 2002. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.*

## SIGNET GROUP plc

# Unaudited interim consolidated profit and loss account

for the 13 weeks ended 4 May 2002

| | Notes | 13 weeks ended 4 May 2002 £m | 13 weeks ended 28 April 2001 £m | 53 weeks ended 2 February 2002 £m |
|---|---|---|---|---|
| Sales | 1,3 | **354.8** | 312.5 | 1,578.1 |
| **Operating profit** | 3 | **28.5** | 23.0 | 200.7 |
| Net interest payable and similar charges | | **(4.6)** | (5.1) | (17.9) |
| **Profit on ordinary activities before taxation** | | **23.9** | 17.9 | 182.8 |
| Tax on profit on ordinary activities | 4 | **(8.5)** | (6.2) | (63.1) |
| **Profit for the financial period** | | **15.4** | 11.7 | 119.7 |
| Dividends | | - | - | (30.5) |
| Retained profit attributable to ordinary shareholders | | **15.4** | 11.7 | 89.2 |
| **Earnings per 0.5p ordinary share - basic** | | **0.9p** | 0.7p | 7.1p |
| **- diluted** | 6 | **0.9p** | 0.7p | 7.0p |

All of the above relates to continuing activities.

## Unaudited consolidated balance sheet

at 4 May 2002

| | Notes | 4 May 2002 £m | 28 April 2001 as restated[1] £m | 2 February 2002 £m |
|---|---|---|---|---|
| **Fixed assets** | | | | |
| Intangible assets | | **23.0** | 24.8 | 24.2 |
| Tangible assets | | **212.1** | 190.1 | 214.1 |
| | | **235.1** | 214.9 | 238.3 |
| **Current assets** | | | | |
| Stocks | | **554.6** | 528.8 | 555.5 |
| Debtors (see note below) | | **339.0** | 354.3 | 380.7 |
| Cash at bank and in hand | | **61.7** | 51.3 | 66.5 |
| | | **955.3** | 934.4 | 1,002.7 |
| **Creditors:** amounts falling due within one year | | **(281.1)** | (495.0) | (320.5) |
| Bank loans and overdrafts | | **(32.1)** | (258.6) | (38.8) |
| Other | | **(249.0)** | (236.4) | (281.7) |
| **Net current assets** (see note below) | | **674.2** | 439.4 | 682.2 |
| **Total assets less current liabilities** | | **909.3** | 654.3 | 920.5 |
| **Creditors:** amounts falling due after more than one year | | **(216.4)** | (58.7) | (224.6) |
| Bank loans | | **(201.3)** | (41.7) | (208.5) |
| Other | | **(15.1)** | (17.0) | (16.1) |
| **Deferred tax** | | **(9.1)** | (1.9) | (9.2) |
| **Provisions for liabilities and charges** | | **(6.8)** | (7.1) | (7.0) |
| **Total net assets** | | **677.0** | 586.6 | 679.7 |
| **Capital and reserves – equity** | | | | |
| Called up share capital | | **8.6** | 8.5 | 8.6 |
| Reserves | | **668.4** | 578.1 | 671.1 |
| **Shareholders' funds** | 7 | **677.0** | 586.6 | 679.7 |

Note: Debtors and net current assets include amounts recoverable after more than one year of £19.1 million (28 April 2001: £19.1 million, 2 February 2002: £19.1 million).

## Unaudited consolidated statement of total recognised gains and losses

for the 13 weeks ended 4 May 2002

| | 13 weeks ended 4 May 2002 £m | 13 weeks ended 28 April 2001 £m | 53 weeks ended 2 February 2002 £m |
|---|---|---|---|
| Profit for the financial period | **15.4** | 11.7 | 119.7 |
| Adjustment to property revaluation | - | - | 2.1 |
| Translation differences (2 February 2002: net of £0.5 million tax charge) | **(20.7)** | 7.5 | 28.0 |
| Total recognised gains and losses relating to the period | **(5.3)** | 19.2 | 149.8 |

(1) The Group adopted FRS 19 – 'Deferred Tax' during the year ended 2 February 2002. This led to an additional provision for deferred tax of £6.2 million, which was accounted for as a prior year adjustment charged directly to shareholders' funds. There was no material effect on the profit and loss account for the year ended 2 February 2002.

## Unaudited consolidated cash flow statement

for the 13 weeks ended 4 May 2002

| | 13 weeks ended 4 May 2002 | 13 weeks ended 28 April 2001 | 53 weeks ended 2 February 2002 |
|---|---|---|---|
| | £m | £m | £m |
| **Net cash inflow from operating activities** | **48.3** | 14.6 | 188.0 |
| **Net cash outflow from returns on investments and servicing of finance** | **(4.3)** | (5.3) | (17.9) |
| **Taxation** | **(19.7)** | (25.8) | (57.9) |
| **Net cash outflow for capital expenditure and financial investment** | **(12.1)** | (12.7) | (60.7) |
| **Equity dividends paid** | **-** | - | (27.7) |
| **Cash inflow/(outflow) before use of liquid resources and financing** | **12.2** | (29.2) | 23.8 |
| **Management of liquid resources** – increase/(decrease) in bank deposits | **9.0** | (11.1) | (27.9) |
| **Cash inflow/(outflow) from financing** | **0.3** | 43.8 | (7.6) |
| **Increase/(decrease) in cash in the period** | **21.5** | 3.5 | (11.7) |

### Reconciliation of net cash flow to movement in net debt

| | 13 weeks ended 4 May 2002 | 13 weeks ended 28 April 2001 | 53 weeks ended 2 February 2002 |
|---|---|---|---|
| **Increase/(decrease) in cash in the period** | **21.5** | 3.5 | (11.7) |
| Cash outflow/(inflow) from decrease/(increase) in debt | **2.3** | (41.8) | 16.5 |
| Cash (inflow)/outflow from (decrease)/increase in liquid resources | **(9.0)** | 11.1 | 27.9 |
| **Change in net debt resulting from cash flows** | **14.8** | (27.2) | 32.7 |
| Translation difference | **6.3** | (2.3) | (5.3) |
| **Movement in net debt in the period** | **21.1** | (29.5) | 27.4 |
| **Opening net debt** | **(201.7)** | (229.1) | (229.1) |
| **Closing net debt** | **(180.6)** | (258.6) | (201.7) |

### Reconciliation of operating profit to operating cash flow

| | 13 weeks ended 4 May 2002 | 13 weeks ended 28 April 2001 | 53 weeks ended 2 February 2002 |
|---|---|---|---|
| Operating profit | **28.5** | 23.0 | 200.7 |
| Depreciation and amortisation charges | **9.3** | 7.3 | 34.7 |
| Increase in stocks | **(14.1)** | (9.3) | (30.0) |
| Decrease/(increase) in debtors | **30.8** | 34.7 | (2.2) |
| Decrease in creditors | **(6.0)** | (41.1) | (15.1) |
| Decrease in other provisions | **(0.2)** | - | (0.1) |
| **Net cash inflow from operating activities** | **48.3** | 14.6 | 188.0 |

## Notes to the unaudited interim financial results

for the 13 weeks to 4 May 2002

### 1. Basis of preparation

These interim financial statements are unaudited and do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. They have been prepared on a basis which is consistent with the financial statements for the 53 weeks ended 2 February 2002. The comparative figures for the 53 weeks ended 2 February 2002 are not the Company's statutory accounts for that period. Those accounts have been reported on by the Company's auditors under Section 235 of the Companies Act 1985 and have not yet been delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of the Companies Act 1985.

### 2. Sales

Sales represent net sales to customers outside the Group, exclusive of value added and sales taxes.

### 3. Segmental information

| | **13 weeks ended 4 May 2002** | 13 weeks ended 28 April 2001 | 53 weeks ended 2 February 2002 |
|---|---|---|---|
| | **£m** | £m | £m |
| **Sales by origin and destination** | | | |
| UK, Channel Islands & Republic of Ireland | **87.5** | 80.4 | 452.1 |
| US | **267.3** | 232.1 | 1,126.0 |
| | **354.8** | 312.5 | 1,578.1 |
| **Operating profit/(loss)** | | | |
| UK, Channel Islands & Republic of Ireland | | | |
| - Trading | **2.4** | 0.7 | 60.7 |
| - Group central costs | **(1.4)** | (1.4) | (5.1) |
| | **1.0** | (0.7) | 55.6 |
| US | **27.5** | 23.7 | 145.1 |
| | **28.5** | 23.0 | 200.7 |

The Group's results derive from one business segment – the retailing of jewellery, watches and gifts.

### 4. Taxation

The net taxation charge in the profit and loss account for the 13 weeks to 4 May 2002 has been based on the anticipated effective taxation rate for the 52 weeks ending 1 February 2003.

## Notes to the unaudited interim financial results
for the 13 weeks to 4 May 2002

### 5. Translation differences

The exchange rates used for the translation of US dollar transactions and balances in these interim statements are as follows:

| | 4 May 2002 | 28 April 2001 | 2 February 2002 |
|---|---|---|---|
| Profit and loss account (average rate) | 1.43 | 1.45 | 1.44 |
| Balance sheet (closing rate) | 1.47 | 1.44 | 1.42 |

The effect of restating the balance sheet at 28 April 2001 to the exchange rates ruling at 4 May 2002 would be to decrease net debt by £5.3 million to £253.3 million. Restating the profit and loss account would increase the pre-tax profit for the 13 weeks ended 28 April 2001 by £0.3 million to £18.2 million.

### 6. Earnings per ordinary share

| | 13 weeks ended 4 May 2002 | 13 weeks ended 28 April 2001 | 53 weeks ended 2 February 2002 |
|---|---|---|---|
| | £m | £m | £m |
| Profit attributable to ordinary shareholders | 15.4 | 11.7 | 119.7 |
| Weighted average number of ordinary shares in issue (million) | 1,708.0 | 1,683.0 | 1,690.2 |
| Dilutive effect of share options (million) | 20.1 | 18.8 | 12.5 |
| Diluted weighted average ordinary shares (million) | 1,728.1 | 1,701.8 | 1,702.7 |
| Earnings per 0.5p ordinary share – basic | 0.9p | 0.7p | 7.1p |
| Earnings per 0.5p ordinary share – diluted | 0.9p | 0.7p | 7.0p |

The number of 0.5p ordinary shares in issue at 4 May 2002 was 1,711,070,503 (28 April 2001: 1,691,890,588 shares, 2 February 2002: 1,706,007,484 shares).

### 7. Changes in shareholders' equity

| | Ordinary share capital | Deferred share capital | Share premium account | Revaluatio reserv | Special reserves | Profit and loss account | Total |
|---|---|---|---|---|---|---|---|
| | £m | £m | £m | £ | £m | £m | £m |
| Balance at 2 February 2002 | 8.5 | 0.1 | 48.3 | 3. | 38.3 | 581.5 | 679.7 |
| Retained profit | - | - | - | | - | 15.4 | 15.4 |
| Share options exercised | - | - | 2.6 | | - | - | 2.6 |
| Translation differences | - | - | - | | 16.1 | (36.8) | (20.7) |
| **Balance at 4 May 2002** | **8.5** | **0.1** | **50.9** | **3.** | **54.4** | **560.1** | **677.0** |

## Reconciliation of UK GAAP to US GAAP

for the 13 weeks to 4 May 2002

Details of the estimated effect on the Group's consolidated profit and shareholders' funds of the differences between UK GAAP and US GAAP are as follows:

### Estimated effect on profit for the financial period of differences between UK and US GAAP

| | 13 weeks ended 4 May 2002 | 13 weeks ended 28 April 2001 | 53 weeks ended 2 February 2002 |
|---|---|---|---|
| | £m | £m | £m |
| Profit for the financial period in accordance with UK GAAP | 15.4 | 11.7 | 119.7 |
| US GAAP adjustments: | | | |
| Goodwill amortisation and write off | 0.3 | (3.3) | (13.4) |
| Sale and leaseback transactions | 0.2 | 0.3 | 0.7 |
| Extended service plan revenues | (0.5) | 0.1 | (2.0) |
| Pensions | (0.1) | 1.0 | (0.3) |
| Depreciation of properties | - | - | 0.2 |
| Stock compensation | (1.4) | (0.3) | (2.2) |
| US GAAP adjustments before taxation | (1.5) | (2.2) | (17.0) |
| Taxation | - | (0.4) | (1.0) |
| US GAAP adjustments after taxation | (1.5) | (2.6) | (18.0) |
| Net income attributable to ordinary shareholders in accordance with US GAAP | 13.9 | 9.1 | 101.7 |
| Income per ADS in accordance with US GAAP: - basic | 24.4p | 16.2p | 180.5p |
| - diluted | 24.1p | 16.0p | 179.2p |
| Weighted average number of ADSs outstanding (million): - basic | 56.9 | 56.1 | 56.3 |
| - diluted | 57.6 | 56.7 | 56.8 |

### Estimated cumulative effect on shareholders' funds of differences between UK and US GAAP

| | 4 May 2002 | 28 April 2001 | 2 February 2002 |
|---|---|---|---|
| | £m | £m | £m |
| Shareholders' funds in accordance with UK GAAP – as restated | 677.0 | 586.6 | 679.7 |
| US GAAP adjustments: | | | |
| Goodwill in respect of acquisitions (gross) | 577.5 | 587.0 | 594.7 |
| Adjustment to goodwill | (72.1) | (73.7) | (74.7) |
| Accumulated goodwill amortisation | (175.8) | (168.7) | (181.8) |
| Sale and leaseback transactions | (10.3) | (11.0) | (10.5) |
| Extended service plan revenues | (15.4) | (13.0) | (15.3) |
| Pensions | 9.0 | 10.4 | 9.1 |
| Depreciation of properties | (2.7) | (2.9) | (2.7) |
| Revaluation of properties | (3.0) | (0.9) | (3.0) |
| Dividends | 25.6 | 22.8 | 25.6 |
| US GAAP adjustments before taxation | 332.8 | 350.0 | 341.4 |
| Taxation | 5.8 | 4.7 | 5.8 |
| US GAAP adjustments after taxation | 338.6 | 354.7 | 347.2 |
| Shareholders' funds in accordance with US GAAP | 1,015.6 | 941.3 | 1,026.9 |